UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ): 04.032.433/0001 -80
Corporate Registry (NIRE): 33300275410
Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 28, 2008

I. DATE, TIME AND VENUE: February 28, 2008, at 10:30 am, at the headquarters of Contax Participações S/A (“Company”), located at Rua do Passeio, 48 a 56, parte, Centro, in the city and state of Rio de Janeiro. II. CALL NOTICE: sent individually to the Board Members. III. ATTENDANCE: the Board Members representing the majority of members, signed at the end of these minutes, as well as Mr. José Luiz de Souza Gurgel, partner of BDO Trevisan Auditores Independentes, Ms. Estela Vieira and Mr.Ronaldo Valiño, partners of PricewaterhouseCoopers Auditores Independentes and Mr Ricardo Scalzo, representing the Company’s fiscal council, as pursuant to paragraph 3 of Article 163, Law 6,404/76. IV. PRESIDING BOARD: Mr. Otávio Marques de Azevedo, Chairman, and Ms Luciene Sherique, Secretary. V. AGENDA: (1) 2007 Results for Contax Participações S/A. and its subsidiary. VI. RESOLUTIONS: (1) pursuant to article 133 of Law 6,404/76 and section VIII, article 17 of the Company’s Bylaws, related to the fiscal year ending December 31, 2007, the Company management presented the consolidated financial statements, including the balance sheet, cash flow statement and income statement, the proposal for earnings distribution, the company’s annual report, as well as the report of the independent auditors, BDO Trevisan Auditores Independentes and PricewaterhouseCoopers. The Board approved and authorized the release of the financial statements and other documents provided in article 133 of Law 6,404/76, relating to the fiscal year ending December 31, 2007, and forwarding the mentioned documents for approval of the company’s Shareholders’ Meeting to be held on April 30, 2008. VII. CLOSURE: There being no further business to discuss, the meeting was closed for the drawing up of these minutes, which were read, found to be in compliance, approved and signed by the Board of Directors. Rio de Janeiro, February 28, 2008. (s.d) Otavio Marques de Azevedo (Chairman); Sérgio Bernstein; Fábio Schvartsman; Francis James Leahy Meaney; Michel Neves Sarkis; Eduardo Klingelhoefer de Sá; Isabel S. Ramos Kemmelmeier; Sergio Mamede Rosa do Nascimento. This document is a true copy of the original minutes drawn up in the Company’s records.

Luciene Sherique
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.